Mail Stop 3628

September 25, 2009

Via U.S. Mail

Mr. Clive D. Bode
Vice President
TPG Capital, L.P.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102

>   Re: **Armstrong World Industries, Inc.**
>   **Amendment No. 2 to Schedule TO-T filed by Armor TPG**
>   **Holdings LLC et al.**
>   **Filed on September 23, 2009**
>   **File No. 005-30703**

Dear Mr. Bode:

      We have reviewed your amended filing and have the following comment.

Certain Information Concerning AWI, page 13

1.   We refer to comment three of our letter dated September 18, 2009, regarding the applicability of Regulation G to the non-GAAP financial measures you have included in your document. We note your response to that comment and the conversations we have had with you on this matter. Without necessarily agreeing with your analysis regarding the applicability of Regulation G in this instance, we will not undertake any further review of this issue at this time.

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You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 225-3999
Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP